Exhibit 99.2

Cipher Pharmaceuticals Inc.

Financial Statements

For the Year Ended December 31, 2014

Independent Auditor’s Report

To the Shareholders of

Cipher Pharmaceuticals Inc.

We have audited the accompanying financial statements of Cipher Pharmaceuticals Inc., which comprise the balance sheets as at December 31, 2014 and December 31, 2013 and the statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cipher Pharmaceuticals Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario

February 24, 2015

Cipher Pharmaceuticals Inc.

Balance Sheets

As at December 31

(in thousands of Canadian dollars)

	Note	2014	2013
		$	$
ASSETS

Current assets
Cash and cash equivalents		52,631	24,179
Accounts receivable	6,7	14,316	22,507
Inventory		240	311
Prepaid expenses and other assets		881	391
		68,068	47,388

Property and equipment, net	8	26	24

Intangible assets, net	9	1,709	1,582

Deferred tax asset	14	6,886	6,556

Total Assets		76,689	55,550

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6,7,10	11,255	12,398
Current portion of deferred revenue		1,527	2,280
		12,782	14,678

Deferred revenue		1,168	2,114
Total Liabilities		13,950	16,792

SHAREHOLDERS' EQUITY

Share capital	11	14,217	10,696
Contributed surplus		2,904	3,095
Retained earnings		45,618	24,967
Total Shareholders' Equity		62,739	38,758

Total Liabilities and Shareholders' Equity		76,689	55,550

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Earnings and Comprehensive Income

For the years ended December 31

(in thousands of Canadian dollars, except per share data)

	Note	2014	2013
		$	$

Revenues
Licensing revenue	7	30,218	26,596
Product revenue		2,069	415

		32,287	27,011

Expenses
Cost of product sold		563	142
Research and development		1,227	1,389
Selling and marketing		2,285	2,048
General and administrative		7,673	4,166
Amortization of intangible assets		758	1,108
Interest income		(540)	(253)

	12	11,966	8,600

Income before income taxes		20,321	18,411

Recovery of income taxes	14	(330)	(6,556)

Income and comprehensive income for the year		20,651	24,967

Basic earnings per share	15	0.82	1.02

Diluted earnings per share	15	0.79	0.97

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

For the years ended December 31

(in thousands of Canadian dollars)

				Retained	Total
		Share	Contributed	Earnings	Shareholders'
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2014		10,696	3,095	24,967	38,758

Income and comprehensive income for the year		-	-	20,651	20,651

Exercise of stock options		3,199	(1,451)	-	1,748

Shares issued under the share purchase plan		322	-	-	322

Share-based compensation - stock option plan		-	1,260	-	1,260

Balance, December 31, 2014		14,217	2,904	45,618	62,739

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the year		-	-	24,967	24,967

Exercise of stock options		1,335	(614)	-	721

Shares issued under the share purchase plan		182	-	-	182

Share-based compensation - stock option plan		-	482	-	482

Reduction of stated capital	11	(41,160)	(30,000)	71,160	-

Balance, December 31, 2013		10,696	3,095	24,967	38,758

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)

	Note	2014	2013
		$	$
Cash provided by (used in)

Operating activities
Income for the year		20,651	24,967
Items not affecting cash:
Depreciation of property and equipment	8	16	16
Amortization of intangible assets	9	758	1,108
Share-based compensation - share purchase plan	11	48	27
Share-based compensation - stock option plan	11	1,260	482
Deferred tax	14	(330)	(6,556)
		22,403	20,044

Changes in non-cash operating items:
Accounts receivable	7	8,191	(19,322)
Inventory		71	(311)
Prepaid expenses and other assets		(490)	(179)
Accounts payable and accrued liabilities	7	(1,143)	9,590
Deferred revenue		(1,699)	(2,347)

Net cash generated from operating activities		27,333	7,475

Investing activities
Purchase of property and equipment	8	(18)	(15)
Acquisition of intangible assets	9	(885)	-

Net cash used in investing activities		(903)	(15)

Financing activities
Proceeds from shares issued under the share purchase plan	11	274	155
Proceeds from exercise of stock options	11	1,748	721

Net cash generated from financing activities		2,022	876

Increase in cash and cash equivalents		28,452	8,336
Cash and cash equivalents, beginning of year		24,179	15,843

Cash and cash equivalents, end of year		52,631	24,179

The accompanying notes are an integral part of these financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher" or "the Company") is a specialty pharmaceutical company focused on dermatology. Cipher acquires products that fulfill high unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. Cipher is building its dermatology franchise through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2	BASIS OF PREPARATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Board of Directors approved these financial statements on February 24, 2015.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are described below.

Basis of measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments, which are measured at fair value as described below.

Translation of foreign currencies

The financial statements are presented in Canadian dollars, which is the Company's functional currency. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Related exchange gains and losses are included in the determination of income for the year.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. The Company does not have any instruments classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statements of earnings and comprehensive income. Gains and losses arising from changes in fair value are presented in the statements of earnings and comprehensive income in the period in which they arise.

(ii) Available-for-sale investments: These investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not have any instruments classified in this category. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of earnings and comprehensive income and are included in other gains and losses.

(iii) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company's loans and receivables comprise cash and cash equivalents and accounts receivable, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv) Financial liabilities at amortized cost: This category includes accounts payable and accrued liabilities. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date derivative contracts are entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. When derivatives are designated as hedges, the Company classifies them as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges) or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability or a forecast transaction (cash flow hedges).

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

At the inception of a hedge accounting relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking the hedge transaction. This process includes linking all derivatives to specific assets and liabilities on the balance sheets or to specific firm commitments or forecast transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items. All derivatives are recorded at fair value. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statements of earnings and comprehensive income, together with any changes in the value of the hedged asset or liability that are attributable to the hedged risk. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and are reclassified to the statements of earnings and comprehensive income in the periods when the hedged item affects the statements of earnings and comprehensive income. When a fair value or cash flow hedge no longer meets the criteria for hedge accounting or when there is an ineffective portion to a hedge, a gain or loss is recognized in the statements of earnings and comprehensive income.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Cash and cash equivalents

Cash and cash equivalents includes deposits held at call with banks and other short-term, highly liquid investments readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

Accounts receivable

Accounts receivable consist of amounts due from licensing partners for royalties and product sales in the normal course of business and other amounts such as interest receivable.

Inventory

Inventory, which is comprised of finished goods, is valued at the lower of cost and net realizable value. Cost is determined using the weighted-average cost method. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

Prepaid expenses and other assets

Prepaid expenses consist of amounts paid in advance for items that have future value to the Company, such as insurance policy payments, U.S. Food and Drug Administration fees, database subscription fees and other items paid in advance. Other assets consist of lease and utility deposits.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and accumulated impairment losses. The useful lives of property and equipment are reviewed at least once per year. Depreciation is computed using the straight-line method, using the following estimated useful lives of the assets or lease terms:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	over the term of the lease

Intangible assets

Intangible assets include product rights that consist of marketing and other rights relating to products and licensing rights and these are recorded at cost less accumulated amortization and accumulated impairment losses. Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life. Amortization commences on the earlier of the date of regulatory (generally, U.S. Food and Drug Administration) approval for marketing the related product or upon substantive revenue being generated from the product under a commercial licensing agreement. Should amortization commence as a result of generating revenue, the amortization period would include the time prior to regulatory approval. The useful lives of the intangible assets are reviewed at least once per year.

Impairment of non-financial assets

Non-financial assets, which include property and equipment and intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a non-financial asset exceeds the sum of the estimated present value of the expected future cash flows from the non-financial asset. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

Accounts payable are obligations to pay for goods and services that have been incurred in the ordinary course of business from suppliers and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

Deferred revenue

Deferred revenue consists of amounts received from licence partners in advance of revenue recognition. Amounts expected to be recognized within one year or less are classified as current liabilities with the balance being classified as non-current liabilities.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of products or delivery of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefit will flow to the entity and when specific criteria have been met for each of the activities as described below.

The Company recognizes revenue from licensing and distribution agreements, which may include multiple elements. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered element. The consideration received is allocated among the separate elements based on each element’s fair value. The applicable revenue recognition criteria are then applied to each unit of accounting. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting. The contractual obligations associated with these agreements vary and may include: planning and managing clinical trials, responsibility for regulatory filings with the key regulatory authorities, maintaining intellectual property and, in all cases, managing product supply arrangements for finished goods.

The Company records revenue on a gross basis for sales in which the Company acts as the principal (product revenue) and on a net basis (licensing revenue) for sales in which the Company in substance acts as an agent in the transaction. For all licensing partners, in accordance with the terms of the respective agreements, the Company is required to arrange for the supply of finished product from Galephar Pharmaceutical Research Inc. ("Galephar"). Under the terms of the Company’s arrangement with Galephar, the Company retains 50% of all amounts earned under the licensing and distribution agreements with the other 50% due to Galephar. Accordingly, associated licensing revenues are recognized net of the amounts due to Galephar.

Licensing revenue: Licensing revenue is comprised of up-front payments, pre-commercialization milestones, post-commercialization milestones, royalties and product supply fees. For up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company's contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term for which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. Product supply fees are recognized when the finished products are shipped from Galephar to the Company's licensing partners, at which time ownership is transferred. Up-front payments, pre-and post-commercialization milestones, royalties and product supply fees represent the Company’s 50% share of revenue from agreements with licensing partners, after amounts due to Galephar.

Product revenue: Product revenue is recognized when it is probable that the economic benefits will flow to the Company, the significant risks and benefits of ownership are transferred (upon delivery of product to the Company's customers), the price is fixed or determinable and collectability is reasonably assured. Product revenue is measured based on the price specified in the sales contract and is net of sales discounts, returns, credits and allowances. Revenue is reduced for estimated customer returns, rebates and other similar allowances based on historical information and consideration of the type of customer, type of transaction and the specifics of each arrangement.

Amounts received in advance of recognition as revenue are included in deferred revenue.

Cost of sales

Cost of sales includes the cost of finished goods, royalties to license holders and direct overhead expenses necessary to acquire the finished goods. Cost of sales also includes the cost to distribute products to customers, inbound freight costs, warehousing costs and other shipping and handling costs.

Research and development

The Company conducts research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services and services provided by contract research organizations. Research and development costs, net of related tax credits and contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

Income taxes

Income tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

Share-based compensation - stock option plan

The fair value of options granted to employees and directors is estimated on the date of the grants using the Black-Scholes option pricing model. Stock options vest over four years (25% per year), expire after ten years and can only be settled for shares. Each tranche in an award is considered as a separate award with its own vesting period and grant date fair value. Share-based compensation expense is recognized over the tranche's vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed annually, with any impact being recognized immediately. Share-based compensation expense is included in selling, general and administrative expense in the statements of earnings and comprehensive income and in contributed surplus in the balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Earnings per share

Basic earnings per share ("EPS") is calculated using the treasury stock method, by dividing the net income for the year by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.

Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2017. The Company has not yet evaluated the impact on the financial statements.

IFRS 9 Financial Instruments: The final version of IFRS 9, Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments concerning the future that will, by definition, seldom equal actual results. The following are the critical estimates and judgments applied by management that most significantly affect the Company’s financial statements. The critical estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(i) Revenue recognition: Management evaluates the multiple elements and units of accounting included within certain licensing and distribution agreements. The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations. The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors. It is possible that these factors may cause significant changes in the Company's recognition of revenue in the future.

(ii) Deferred income taxes: Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required to determine the probable future cash flows in order to recognize the deferred tax asset. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred tax assets. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable income for the asset to be recovered.

(iii) Estimated useful lives of intangible assets: Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

(iv) Functional currency: Management uses judgment when determining its functional currency. This determination includes an assessment of the indicators as prescribed in IAS 21, The Effects of Changes in Foreign Exchange Rates. However, applying the factors in IAS 21 does not always result in a clear indication of functional currency. Where IAS 21 factors indicate differing functional currencies, management uses judgment in the ultimate determination of the functional currency. Significant judgment is required in this overall assessment of the indicators and determination of the Company's functional currency.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

5	RISK MANAGEMENT

Financial risk management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company's overall risk management program and business practices seek to minimize any potential adverse affects on the Company's financial performance.

(i) Credit risk

Cash - the Company's cash and cash equivalents balance is on deposit with a Canadian chartered bank that has a DBRS rating of "AA" for deposits and senior debt. Accounts receivable - the Company licenses its products to distribution partners in major markets. The credit risk associated with the accounts receivable pursuant to these agreements is evaluated during initial negotiations and on an ongoing basis. The accounts receivable balance at December 31, 2014 is concentrated between two distribution partners. Both have been partners of the Company for over five years with no defaults in the past. As of December 31, 2014, no accounts receivable were impaired or past due. The Company's two largest customers comprise 71% and 21% of licensing revenue (respectively 80% and 13% in 2013).

(ii) Liquidity risk

The Company has no long term debt. Accounts payable and accrued liabilities are settled in the regular course of business based on negotiated terms with trade suppliers. All components of the balance of $11,255 as at December 31, 2014 are expected to be settled in less than one year. The carrying value approximates fair value as the impact of discounting is not significant. Management forecasts cash flows in order to monitor liquidity requirements and ensure that the Company has sufficient cash to meet operational needs.

(iii) Market risk

Currency risk - the majority of the Company's revenue and a portion of its expenses are denominated in US currency. The accounts receivable balance at December 31, 2014 includes a total of US$11,663 and accounts payable and accrued liabilities includes a total of US$6,410. A change of 10 basis points in the US/CDN exchange rate on December 31, 2014 balance would have had a $53 impact on net income.

Capital risk management

Shareholders' equity is managed as the capital of the Company. The Company's objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to minimize the cost of capital. In order to maintain or adjust the capital structure, the Company may issue new common shares from time to time.

6	FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At December 31, 2014, the Company had gross financial assets of $905 and gross financial liabilities of $7,601 related to Galephar. The net amount of $6,696 owing to Galephar has been recorded in accounts payable and accrued liabilities at December 31, 2014 (gross financial assets of $957 and gross financial liabilities of $9,458 for a net amount of $8,501 owing at December 31, 2013).

During the fourth quarter of 2014, the Company entered into a foreign exchange forward contract related to certain licensing revenues of US$4 million which were earned during the quarter. The contract matures on February 12, 2015 at an exchange rate of $1.1598 against the US dollar. The foreign exchange forward contract has been marked-to-market as at December 31, 2014 resulting in a nominal foreign exchange loss.

7	LICENSING AGREEMENTS

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various countries. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements entered into with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

With respect to CIP-ISOTRETINOIN, the Company has entered into licensing and distribution arrangements for the U.S. and Brazil, while opting to market and sell the product directly in Canada. The Company also has in place various licensing and distribution arrangements with respect to CIP-FENOFIBRATE and CIP-TRAMADOL ER in Canada, the U.S. and Central and South America.

In Q4 2013, as a result of the cumulative sales performance of Absorica (CIP-ISOTRETINOIN), the Company achieved a $10,636 milestone under the distribution and supply agreement with its marketing partner. In Q4 2013 the Company recorded $5,318 in licensing revenue to reflect its share of the milestone and $10,636 was recorded in accounts receivable with $5,318 recorded in accounts payable and accrued liabilities, reflecting the share of the payment owed to Galephar.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

8	PROPERTY AND EQUIPMENT

	December 31, 2014		December 31, 2013
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation

Computer equipment	$142	$116	$124	$100
Furniture and fixtures	129	129	129	129
Leasehold improvements	67	67	67	67
	338	$312	320	$296
Accumulated depreciation	(312)		(296)
	$26		$24

9	INTANGIBLE ASSETS

The Company has entered into the Agreement with Galephar for the rights to package, test, obtain regulatory approvals and market the CIP Products in various countries. The recoverability of the cost of the CIP Product rights is dependent upon sufficient revenues being generated from the related products.

In 2012, the Company paid an up-front fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch. As at December 31, 2014, certain milestones remain outstanding, including Health Canada approval and accordingly, amortization of these licensing rights has not yet begun.

In 2014, the Company acquired the assets of Melanovus Oncology, Inc. The assets included seven pre-clinical compounds for the treatment of melanoma and other cancers as well as an exclusive global license to a library of compounds and related intellectual property from The Penn State Research Foundation. The transaction included a payment of $593 (US$510) for the asset purchase and an up-front license fee of $292 ( US$252) to The Penn State Research Foundation. The licensing agreement provides for future payments based on clinical development and regulatory milestones as well as royalties on commercial sales. As at December 31, 2014 amortization of these licensing rights has not yet begun.

	CIP Product Rights	Licensing Rights	Total

As at January 1, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	-	(4,446)
Net book value	$2,590	$100	$2,690

For the year ended December 31, 2013
Opening net book value	$2,590	$100	$2,690
Amortization	(1,108)	-	(1,108)
Net book value	$1,482	$100	$1,582

As at December 31, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(5,554)	-	(5,554)
Net book value	$1,482	$100	$1,582

For the year ended December 31, 2014
Opening net book value	$1,482	$100	$1,582
Additions	-	885	885
Amortization	(758)	-	(758)
Net book value	$724	$985	$1,709

As at December 31, 2014
Cost	$7,036	$985	$8,021
Accumulated amortization	(6,312)	-	(6,312)
Net book value	$724	$985	$1,709

The Company has considered indicators of impairment as of December 31, 2013 and December 31, 2014 and no indicators were identified.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

10	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Dec 31, 2014	Dec 31, 2013

Trade accounts payable	$9,581	$11,627
Accrued liabilities	1,674	771
	$11,255	$12,398

11	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2013 to December 31, 2014:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2013	24,435	50,339
Options exercised in 2013	503	1,335
Shares issued in 2013 under the share purchase plan	38	182
Reduction of stated capital	-	(41,160)
Balance outstanding - December 31, 2013	24,976	10,696

Options exercised in 2014	668	3,199
Shares issued in 2014 under the share purchase plan	29	322
Balance outstanding - December 31, 2014	25,673	14,217

Reduction of Stated Capital

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012. As a result, the Company reclassified the shareholders' equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of contributed surplus by $30,000 and share capital by $41,160.

Share purchase plan

The Company has an Employee and Director Share Purchase Plan ("ESPP") to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During 2014, 28,680 shares were issued (38,510 in 2013) under the ESPP for proceeds of $274 ($155 in 2013). Included in share-based compensation expense is $48 ($27 in 2013) which is the discount on the shares issued under the ESPP during the year. As at December 31, 2014, 687,794 common shares reserved for ESPP purchases remain available.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2013 to December 31, 2014:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2013	1,786	2.20
Granted in 2013	342	3.36
Exercised in 2013	(504)	1.43
Cancelled in 2013	(5)	1.87
Balance outstanding - December 31, 2013	1,619	2.68

Granted in 2014	516	8.41
Exercised in 2014	(668)	2.62
Cancelled in 2014	(183)	5.03
Balance outstanding - December 31, 2014	1,284	4.68

At December 31, 2014, 644,297 options were fully vested and exercisable (995,618 at December 31, 2013).

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

During 2014, the Company granted 516,000 stock options under the stock option plan, with exercise prices of $8.13, $7.43 and $8.76, 25% of which vest on either February 28, March 18 or June 30 of each year for the next four years, commencing in 2015, and expire in 2024. Total compensation cost for these stock options is estimated to be $3,266, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model, at $6.09, $5.75 and $6.62 per option, with the following assumptions. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.86%, 1.88%, 1.76%
Expected life	6.6 years
Expected volatility	86.2%, 91.2%, 87.6%
Expected dividend	Nil

During 2014, 668,275 stock options were exercised in exchange for 668,058 common shares. The Company's stock option plan provides that an option holder may elect to receive an amount of shares equivalent to the growth value of vested options, which is the difference between the market price and the exercise price of the options. The total cash consideration received by the Company for stock option exercises in 2014 was $1,748 ($721 in 2013).

The following is a summary of the outstanding options as at December 31, 2014:

Expiry date	Exercise price	Number of options (in thousands)
	$	Vested	Unvested	Total

March 23, 2016	4.12	40	-	40
June 28, 2016	4.00	100	-	100
September 13, 2016	2.90	69	-	69
March 9, 2017	3.90	175	-	175
February 28, 2018	1.05	50	-	50
November 6, 2019	0.55	20	-	20
February 19, 2020	1.60	56	-	56
March 11, 2021	1.16	53	19	72
January 10, 2022	0.89	-	6	6
February 24, 2022	1.20	44	37	81
March 5, 2023	2.88	24	142	166
August 6, 2023	7.00	10	30	40
February 28, 2024	8.13	3	136	139
March 18, 2024	7.43	-	20	20
June 27, 2024	8.76	-	250	250
		644	640	1,284

12	EXPENSES BY NATURE

	Year Ended	Year Ended
	Dec 31, 2014	Dec 31, 2013

Employees salaries and other short term benefits	$3,020	$2,561
Directors fees	359	275
Share-based compensation	1,308	509
Depreciation of property and equipment	16	16
Amortization of intangible assets	758	1,108
Professional and consulting fees	2,681	2,375
Contract sales	988	530
Facility rent	73	73
Cost of inventory expensed	563	142
Listing fees (TSX and NASDAQ)	195	50
Travel expenses	312	144
Insurance	371	177
Foreign exchange gain	(845)	(164)
Severance costs	1,335	-
Interest income	(540)	(253)
Other expenses	1,372	1,057
	$11,966	$8,600

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

13	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Year Ended	Year Ended
	Dec 31, 2014	Dec 31, 2013

Salaries and short-term employee benefits, including bonuses	$1,541	$1,395
Directors fees	359	275
Share-based compensation	1,177	459
Severance costs	1,335	-
	$4,412	$2,129

The severance costs include amounts related to the former President and Chief Executive Officer and one other officer during the year. The Company's executive agreements provide for additional payments in the event of a change of control event or for termination without cause.

14	INCOME TAXES

The components of the deferred income tax recovery are as follows:

	Year Ended	Year Ended
	Dec 31, 2014	Dec 31, 2013

Deferred income tax recovery	$(330)	$(6,556)

The income tax expense (recovery) differs from the amount computed by applying the statutory income tax rate to the income for the year. The sources and tax effects of the differences are as follows:

	Year Ended	Year Ended
	Dec 31, 2014	Dec 31, 2013

Statutory income tax rate of 26.5% applied to income for the year (2013 - 26.5%)	$5,385	$4,879
Permanent differences	343	158
Change in enacted income tax rates and other items	(137)	36
Change in deferred tax assets not recognized	(5,921)	(11,629)
Recovery of income taxes	$(330)	$(6,556)

At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize a deferred tax asset.  This assessment requires the exercise of judgement, which includes a review of projected taxable income. In 2014 the Company recognized an additional deferred tax asset on the balance sheet of $330, arising from accumulated losses carried forward from previous years, and a corresponding deferred tax recovery on the statements of earnings and comprehensive income.

Deferred income tax assets of the Company are comprised of the following:

	As at	As at
	Dec 31, 2014	Dec 31, 2013

Non-capital losses	$5,012	$6,556
Tax credits	780	-
Temporary differences	1,094	-
	$6,886	$6,556

The movement in the deferred income tax asset is as follows:

	Year Ended	Year Ended
	Dec 31, 2014	Dec 31, 2013

As at January 1	$6,556	$-
Tax provision	(4,740)	-
Recognition of previously unrecognized tax assets	5,070	6,556
As at December 31	$6,886	$6,556

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

December 31, 2014

(in thousands of Canadian dollars, except per share amounts)

The significant components of unrecognized deferred tax assets are summarized as follows:

	As at	As at
	Dec 31, 2014	Dec 31, 2013

Non-capital losses	$-	$3,392
Temporary differences	3,931	5,716
Tax credits	2,089	2,832
	$6,020	$11,940

The Company has non-capital loss carry forwards of $12,860 as at December 31, 2014 with expiry dates between 2028 and 2031.

The Company has Scientific Research and Experimental Development ("SR&ED") expenditures of $17,628 which can be carried forward indefinitely to reduce future years' taxable income.

The Company has $3,603 of investment tax credits on SR&ED expenditures that are available to be applied against federal taxes otherwise payable in future years and expire in varying amounts from 2022 to 2031.

15	EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the year ended December 31, 2014 was 25,336,068 (for the year ended December 31, 2013 - 24,558,716).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options. The dilutive weighted average for the year ended December 31, 2014 was 26,278,503 (for the year ended December 31, 2013 - 25,678,420).

16	COMMITMENTS AND CONTINGENCIES

The Company has entered into operating leases for its office facilities with the following minimum annual payments:

2015: $ 153

2016: $ 225

2017: $ 232

2018: $ 232

Directors and officers are indemnified by the Company for various items including, but not limited to, costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors and officers liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification covers the period during which the indemnified party served as a director or officer of the Company.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the Company or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined.

17	SEGMENTED INFORMATION

The President & Chief Executive Officer is the Company's chief operating decision maker. The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. All of the Company's assets, including capital and intangible assets, are in Canada. All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.